UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Information to be included in statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed
pursuant to Rule 13d-2(a).
(Amendment No. 1)*

DISH NETWORK CORPORATION
(Name of Issuer) CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities) 278762109 (CUSIP Number)

R. Stanton Dodge Executive Vice President, General Counsel and Secretary DISH Network Corporation 9601 S. Meridian Blvd. Englewood, Colorado 80112 (303) 723-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) September 8, 2009 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 278762109

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS William R. Gouger
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,894,732 VOTING SHARES (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,894,732 VOTING SHARES (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,894,732
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1) “Voting Shares” include all shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of DISH Network Corporation (“DISH Network”) of which Mr. Gouger is the sole beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: (i) 140 shares of Class A Common Stock owned beneficially directly by Mr. Gouger; (ii) 7,248 shares of Class A Common Stock owned beneficially indirectly by Mr. Gouger in his 401(k) Employee Savings Plan; (iii) 4,245,151 shares of Class B Common Stock owned beneficially by Mr. Gouger solely by virtue of his position as trustee (with sole voting and dispositive power) of certain trusts established by Mr. Ergen for the benefit of his family; and (iv) 15,642,193 shares of Class B Common Stock owned beneficially by Mr. Gouger solely by virtue of his position as trustee (with sole voting and dispositive power, except as set forth in Item 6 of this Schedule 13D, as amended) of the Ergen 2008 Two-Year GRAT dated September 5, 2008. There is no arrangement or agreement between any of the trusts identified in clauses (iii) and (iv) above to vote or dispose of any shares of DISH Network. Mr. Gouger exercises voting and dispositive power with respect to each such trust independently and in accordance with his fiduciary responsibilities to the beneficiaries of such trusts.

(2) Based on 208,371,596 shares of Class A Common Stock outstanding on September 4, 2009 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 4.5%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person owns beneficially equity securities of the Company representing approximately 7.7% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

SCHEDULE 13D/A
CUSIP No. 278762109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Ergen 2008 Two-Year GRAT dated September 5, 2008
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,642,193 VOTING SHARES (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,642,193 VOTING SHARES (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,642,193 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)  All of the shares beneficially held by Ergen 2008 Two-Year GRAT dated September 5, 2008 are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 208,371,596 shares of Class A Common Stock outstanding on September 4, 2009 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 3.5%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person may be deemed to own beneficially equity securities of the Company representing approximately 6.0% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

ITEM 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

     During the third quarter of 2009 and 2010, Mr.  Ergen receives an annuity amount from the 2008 GRAT under the trust agreement governing the 2008 GRAT. The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the Class A Common Stock on the distribution date and therefore cannot be calculated until the date of distribution. On September 8, 2009, the 2008 GRAT distributed 59,357,807 shares of Class B Common Stock held by the 2008 GRAT to Mr. Ergen as an annuity payment.

ITEM 5.Interest in Securities of the Issuer.

            (a) and (b). This filing is for the cumulative share holdings of an affiliated group as of the close of business on September 8, 2009. The Reporting Persons named in this Schedule 13D directly or indirectly collectively owned, as of such date, 7,388 outstanding shares of Class A Common Stock and 19,887,344 outstanding shares of Class B Common Stock of DISH Network as described more fully in the footnotes included on the cover pages of this Schedule 13D. There is no formal agreement to vote or dispose of the shares of DISH Network in a particular manner, except as set forth in Item 6 of this Schedule 13D, as amended. The dispositive and voting power of the shares held by the trusts that Mr. Gouger is a trustee over and Mr. Gouger is made independent of each other, except to the extent that Mr. Gouger is a trustee of each of the trusts and in that respect is able to control the disposition and voting of the shares of Class B Common Stock owned by each such trust, except as set forth in Item 6 of this Schedule 13D, as amended.

                (c) The Reporting Persons have not effected any transactions in the Class A Common Stock of DISH Network in the last sixty days other than as described herein.

                (d) Not applicable.

                (e) Not applicable.

ITEM 7. Material to be Filed as Exhibits

Exhibit A: Agreement of Joint Filing

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

              WILLIAM R. GOUGER

Dated: September 9, 2009	/s/ William R. Gouger William R. Gouger

Dated: September 9, 2009	2008 GRAT /s/ William R. Gouger William R. Gouger, Trustee

Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX
Exhibit A: Agreement of Joint Filing

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

              WILLIAM R. GOUGER

Dated: September 9, 2009	/s/ William R. Gouger William R. Gouger

Dated: September 9, 2009	2008 GRAT /s/ William R. Gouger William R. Gouger, Trustee